                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                               Sound Advice, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    836066100
                                 --------------
                                 (CUSIP Number)

                     Tweeter Home Entertainment Group, Inc.
                                  10 Pequot Way
                                Canton, MA 02021
                                 (781) 830-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 9, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                         (Continued on following pages)


                               (Page 1 of 9 Pages)

--------------------------                            --------------------------
CUSIP NO. 836066100                    13D                 PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tweeter Home Entertainment Group, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              296,000
     NUMBER OF           -------------------------------------------------------
      SHARES             8.   SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                 0
       EACH              -------------------------------------------------------
     REPORTING           9.   SOLE DISPOSITIVE POWER
      PERSON
       WITH                   296,000
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.48
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 836066100                    13D                 PAGE 3 OF 9 PAGES



Item1.    SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Sound Advice, Inc. (the "Company"), a Florida corporation. The principal executive offices of the Company are located at 1901 Tigertail Boulevard, Dania Beach, Florida 33004.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Tweeter Home Entertainment Group, Inc., a Delaware corporation ("Tweeter"). Tweeter's principal business address and the address of its principal office are 10 Pequot Way, Canton, MA 02021. Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products.

          The following information is being supplied for each of Tweeter's executive officers and directors:


NAME AND POSITION     RESIDENCE OR BUSINESS    PRINCIPAL OCCUPATION   PRINCIPAL BUSINESS AND
                      ADDRESS                   OR EMPLOYMENT         ADDRESS OF ORGANIZATION
                                                                      IN WHICH SUCH EMPLOYMENT
                                                                      IS CONDUCTED

Samuel Bloomberg,     c/o Tweeter Home         Chairman of the        Address:
Director and          Entertainment Group      Board of Tweeter       10 Pequot Way
Chairman of the       10 Pequot Way                                   Canton, MA 02021
Board                 Canton, MA 02021
                                                                      Principal Business:
                                                                      specialty retailer of mid
                                                                      to high-end audio and
                                                                      video consumer
                                                                      electronics products


CUSIP NO. 836066100                    13D                 PAGE 4 OF 9 PAGES


NAME AND POSITION     RESIDENCE OR BUSINESS    PRINCIPAL OCCUPATION   PRINCIPAL BUSINESS AND
                      ADDRESS                   OR EMPLOYMENT         ADDRESS OF ORGANIZATION
                                                                      IN WHICH SUCH EMPLOYMENT
                                                                      IS CONDUCTED

Jeffrey Stone,        c/o Tweeter Home         President and Chief    Address:
Director, President   Entertainment Group      Executive Officer of   10 Pequot Way
and Chief Executive   10 Pequot Way            Tweeter                Canton, MA 02021
Officer               Canton, MA 02021
                                                                      Principal Business:
                                                                      specialty retailer of mid
                                                                      to high-end audio and
                                                                      video consumer
                                                                      electronics products

Joseph McGuire,       c/o Tweeter Home         Vice President,        Address:
Vice President,       Entertainment Group      Chief Financial        10 Pequot Way
Chief Financial       10 Pequot Way            Officer and Chief      Canton, MA 02021
Officer and Chief     Canton, MA 02021         Information Officer
Information Officer                            of Tweeter             Principal Business:
                                                                      specialty retailer of mid
                                                                      to high-end audio and
                                                                      video consumer
                                                                      electronics products
Jeffrey Bloomberg,    262 Woodland Road        President of           Address:
Director              Chestnut Hill, MA 02467  Bloomberg              262 Woodland Road
                                               Associates, Inc.       Chestnut Hill, MA 02467

                                                                      Principal Business:
                                                                      investment banking company

CUSIP NO. 836066100                    13D                 PAGE 5 OF 9 PAGES



NAME AND POSITION     RESIDENCE OR BUSINESS    PRINCIPAL OCCUPATION   PRINCIPAL BUSINESS AND
                      ADDRESS                   OR EMPLOYMENT         ADDRESS OF ORGANIZATION
                                                                      IN WHICH SUCH EMPLOYMENT
                                                                      IS CONDUCTED

Matthew Bronfman,     c/o Perfum Isabel        CEO of Perfumes        Address:
Director              30 West 26th Street New  Isabel                 30 West 26th Street New
                      York, NY 10010                                  York, NY 10010

                                                                      Principal Business:
                                                                      fragrance and gift company

Steven Fischman,      c/o New England          President of New       Address:
Director              Development LLC          England Development    One Wells Avenue
                      One Wells Avenue                                Newton, MA 02459
                      Newton, MA 02459
                                                                      Principal Business:
                                                                      regional mall developer

Michael Cronin,       c/o Weston Presidio      Managing Partner of    Address:
Director              Capital                  Weston Presidio        One Federal Street
                      One Federal Street       Offshore Capital       Boston, MA 02110
                      Boston, MA 02110         C.V.
                                                                      Principal Business:
                                                                      venture capital firm


          Each of the named directors and officers is a citizen of the U.S.A.

          During the five years prior to the date hereof, neither Tweeter nor any of its executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Tweeter nor any of its executive officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 836066100                    13D                 PAGE 6 OF 9 PAGES




Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Tweeter acquired 137,000 shares of Common Stock between March 1998 and February 1999 for an aggregate cost of $349,086 and 159,000 shares of Common Stock during January 2001 and February 2001 for an aggregate cost of $1,429,681.

          Tweeter funded each of these purchases from working capital.

          Samuel and Carolina Bloomberg acquired 10,000 shares of Common Stock between November 1997 and January 1998 for an aggregate cost of $16,049. These purchases were made with existing cash.

          The Samuel Bloomberg Family Trusts acquired 30,000 shares of Common Stock in January 1998 and February 1998 for an aggregate cost of $38,938. The trusts made these purchases with existing cash.

Item 4.   PURPOSE OF THE TRANSACTION.

          Tweeter purchased the Common Stock for investment purposes. Tweeter, together with Samuel and Carolina Bloomberg and the Samuel Bloomberg Family Trusts, has beneficially owned 4.5% of the outstanding securities of Sound Advice for some time, and felt that current industry dynamics warranted an increase in that position. Tweeter may seek to increase this equity position in the future. Tweeter has in the past discussed, and may in the future discuss, the possibility of Sound Advice merging with Tweeter. Tweeter currently does not have any definitive plans or proposals relating to an acquisition of Sound Advice.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Tweeter is the beneficial owner of an aggregate of 336,000 shares of Common Stock, which represents 8.48% of the 3,961,245 shares of Common Stock outstanding as of December 8, 2000 as reported by Sound Advice. This number includes 10,000 shares held by Samuel and Carolina Bloomberg and 30,000 shares held by the Samuel Bloomberg Family Trusts for the benefit of Mr. Bloomberg's children. Mr. Bloomberg disclaims beneficial ownership of the shares held by the Samuel Bloomberg Family Trusts. The aggregate of 40,000 shares of Common Stock held by Samuel and Carolina Bloomberg and the Samuel Bloomberg Family Trusts represents 1% of the shares outstanding as of December 8, 2000 as reported by Sound Advice.

          (b) Tweeter has the sole power to vote and sole power to dispose of 296,000 shares of Common Stock. Tweeter does not share the power to vote or dispose of such shares with any other entity or individual.

CUSIP NO. 836066100                    13D                 PAGE 7 OF 9 PAGES



               Samuel Bloomberg shares with Carolina Bloomberg the power to vote and dispose of the 10,000 shares of Common Stock he holds with Ms. Bloomberg.

          (c) Tweeter has effected the following transactions in the Common Stock during the past 60 days:


                                  Purchases
               ---------------------------------------------
                             # of      Share        Total
                 Date       Shares     Price       Purchase
               ---------------------------------------------
                1/23/01      2,500    6.58750       16,469
                1/24/01      2,500    6.87500       17,188
                1/25/01      2,000    7.00000       14,000
                1/26/01      2,500    7.00000       17,500
                2/6/01      10,000    8.25000       82,500
                2/7/01       5,000    8.25000       41,250
                2/9/01      50,000    8.76250      438,125
                2/12/01     22,500    8.90500      200,363
                2/13/01     10,500    9.00000       94,500
                2/14/01     14,500    8.99350      130,406
                2/15/01      7,000    9.75000       68,250
                2/15/01      2,000    9.31250       18,625
                2/15/01      4,500    9.43750       42,469
                2/15/01      2,000    9.50000       19,000
                2/15/01      3,000    9.75000       29,250
                2/15/01      6,000    9.93750       59,625
                2/15/01      6,000    9.90625       59,438
                2/16/01      5,000    9.625         48,125
                2/16/01      5,000    9.625         48,125
                2/16/01      5,000    9.9375        49,688
                2/16/01      2,000   10.000         20,000

                                  Sales
               ---------------------------------------------
                             # of      Share        Total
                 Date       Shares     Price       Purchase
               ---------------------------------------------
                2/5/01      10,500    8.11550       85,213

CUSIP NO. 836066100                    13D                 PAGE 8 OF 9 PAGES



          (d)  Not applicable.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

CUSIP NO. 836066100                    13D                 PAGE 9 OF 9 PAGES



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2001


                                          Tweeter Home Entertainment Group, Inc.


                                          By: /s/ Joseph McGuire
                                             --------------------------------
                                          Name: Joseph McGuire
                                          Title: Chief Financial Officer